Announcement









                  Company Oxford Glycosciences PLC
                  TIDMOGS
                  Headline Holding(s) in Company
                  Released 14:39 25 Mar 2003
                  Number 1743J






NOTIFICATION OF MAJOR INTERESTS IN SHARES

Oxford GlycoSciences Plc

On 25 March 2003 the Company was informed that on 21 March 2003 Amvescap Plc sold 5,892,971 shares (representing 10.52% of the Company's issued share capital), bringing its total holding to 5,675,812 shares (representing 10.14% of the Company's issued share capital). The registered holders are set out below:

      Vidacos Nominees Limited              4,980,812

      Chase Nominees Limited                  545,000

      Mellon Bank Nominees Pittsburgh         150,000

The Company was further advised that the above holding includes the following notifiable holdings: INVESCO Perpetual UK Growth Fund holds 3,065,987 shares (5.47%), and INVESCO Perpetual International Equity Fund holds 1,914,825 shares (3.4%) both registered in the name of Vidacos Nominees Limited. INVESCO Perpetual Income Fund no longer has a notifiable interest in the Company's issued share capital

Name of contact and telephone number for queries

Pam Rixon 01235 208022

Name of authorised company official responsible for making this notification

John Ilett - Company Secretary

Date of notification 25 March 2003

END